UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MKS Instruments, Inc.

File No. 0-23621 - CF# 22025

MKS Instruments, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 27, 2005.

Based on representations by MKS Instruments, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through April 20, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel